                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         DATE OF REPORT: JULY 24, 1998

                        SAP AKTIENGESELLSCHAFT SYSTEME,
                 ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
             (Exact name of registrant as specified in its charter)

                                 SAP CORPORATION
              Systems, Applications and Products in Data Processing
                 (Translation of registrant's name into English)

                                NeurottstraBe 16
                                 69190 Walldorf
                           Federal Republic of Germany
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F         [X]                 Form 40-F        [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes               [ ]                 No               [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

                             SAP AKTIENGESELLSCHAFT
             Systeme, Anwendungen, Produkte in der Datenverarbeitung

                                    FORM 6-K

         SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"), issued a press release dated July 20, 1998 (the "Press Release") announcing certain financial information for the second quarter and the first half of 1998 and the development of a Strategic Enterprise Management Solution (SAP SEM), based on the R/3 System. The Press Release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

                                    Exhibits

Exhibit No.                                                     Exhibit
-----------                                                     -------

99.1                                                    Press Release, dated
                                                        July 20, 1998

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       SAP AKTIENGESELLSCHAFT SYSTEME,
                                       ANWENDUNGEN, PRODUKTE IN DER
                                       DATENVERARBEITUNG
                                       (Registrant)


                                       By: /s/ Prof. Dr. Henning Kagermann
                                          --------------------------------
                                       Name: Prof. Dr. Henning Kagermann
                                       Title: Co-Speaker of the Executive
                                              Board

                                       By: /s/ Michael Junge
                                          --------------------------------
                                       Name: Michael Junge
                                       Title: Head of Legal Dpt.


Date:    July 24, 1998

                                  Exhibit Index


Exhibit No.                                                 Exhibit
-----------                                                 -------

99.1                                                Press Release, dated
                                                    July 20, 1998